HYGGE INTEGRATED BRANDS CORP.

1 Yonge Street, Unit 1801,

Toronto, ON M5E 1W7

U.S. Securities & Exchange Commission                                                                                May 26, 2020

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:    Division of Corporation Finance

            Office of Manufacturing

Re:      Hygge Integrated Brands Corp.

            Amendment No.1 to Registration Statement on Form S-1

            Filed May 15, 2020

            File No. 333-237603

Dear Sirs/Mesdames:

Further to your letter dated May 21, 2020 in respect of our amended registration statement on Form S-1/A, we provide the following responses:

Amendment No.1 to Registration Statement on Form S-1 filed May 15, 2020

The Company is subject to the 15(d) reporting requirements under the Securities Exchange Act of 1934, page 14

1. We note your response to prior comment 4. Clarify when in the future you intend to register a class of your securities. If you do not intend to register a class of your securities in connection with this offering, please revise your disclosure to remove any implication that you can list your securities on an exchange.

We have clarified our intention to register a class of our securities in this risk factor on page 15.

Plan of Operation, page 24

2. We note your response to prior comment 8. Please revise the disclosure in the first paragraph on page 25 to clarify the amount of time your current funds to which you have access will enable you to conduct planned operations.

We have revised our disclosure as required.

Sincerely,

/s/ Elena Krioukova

Elena Krioukova

Principal Executive Officer